Mail Stop 3561

March 7, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Bruce A. Shepard
Chief Financial Officer
4000 West Ali Baba Lane, Suite D
Las Vegas, Nevada 89118

  Re: Las Vegas Gaming, Inc.
    Form 10-KSB for the year ended December 31, 2006
    Filed April 4, 2007
    File No. 000-30375

Dear Mr. Shepard:

  We have reviewed your response letter dated March 5, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-Q for the quarter ended September 30, 2007</u>

<u>Note 6. Bridge Financing</u>

1. We note from your response to our prior comment 2 that your initial accounting for the $250,000 additional balance of the note was a debit to interest expense and a credit to note payable. In light of the fact that it appears from the statement of cash flows for the period ended September 30, 2007 that the $250,000 additional balance of the note was received in cash, please explain to us why your original accounting does not appear to record the cash proceeds received. Also, please tell us why you believe it is appropriate to debit deferred finance charges as part of the correcting entry. As part of your response, please clarify for us the nature of the $250,000 additional loan balance and tell us if the amount represented any fees owed for the modification or if the amount was cash received by the company for additional debt.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief